FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of MAY, 2003

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

CURRENT TECHNOLOGY CORPORATION
LA TECHNOLOGIE AU COURANT INC.

Suite 530 - 800 West Pender Street

Vancouver, BC V6C 2V6

Telephone (604) 684-2727

Notice of Annual General Meeting of Members

Notice is hereby given that the Annual General Meeting of Members (collectively the "Meeting") of Current Technology Corporation (the "Company") will be held at the Simon Fraser University, Harbour Centre, Room 2050, 515 West Hastings Street, Vancouver, British Columbia, on Friday, June 27, 2003 at 2:00 p.m. (Vancouver time), for the following purposes:

1.

To receive and consider the Report of the Directors to the Members.

2.

To receive and consider the financial statements of the Company for the fiscal year ended December 31, 2002 and the Auditors' Report thereon.

3.

To elect five directors to serve until the next annual general meeting of members or until their successors are elected or appointed.

4.

To appoint HLB Cinnamon, Jang, Willoughby & Company, Chartered Accountants, as the auditors of the Company, and to authorize the directors to fix their remuneration.

5.

To approve, generally, the granting of incentive stock options and to approve the exercise of any stock options granted to insiders.

6.

To consider, and if deemed advisable, pass, with or without variation, a special resolution in the form attached as Schedule "A" to the accompanying management information circular (the "Management Information Circular") authorizing the continuance of the Company under the Canada Business Corporations Act (the "Continuance"), as summarized in the Management Information Circular.

7.

To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed May 14, 2003 as the Record Date for determining the members who are entitled to receive notice and to vote at the Meeting.  Members who are unable to attend the Meeting in person are requested to read, complete, sign and mail the enclosed Form of Proxy to the Company's transfer agent, Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than 2:00 p.m. (Vancouver Time) on Wednesday, June 25, 2003, being 48 hours (excluding Saturdays and holidays) prior to the Meeting.  Members should notify Computershare Trust Company of Canada of any change in their mailing address.

DATED this 14th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Anne Kramer"

Anne Kramer, President

CURRENT TECHNOLOGY CORPORATION
LA TECHNOLOGIE AU COURANT INC.

INFORMATION CIRCULAR

In this Information Circular all funds are quoted in Canadian dollars unless otherwise stated.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the Management of Current Technology Corporation (the "Company") for use at the Annual General Meeting of the Members of the Company to be held on Friday, June 27, 2003 (the "Meeting"), and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying notice of meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by employees of the Company at nominal cost.  All costs of solicitation by Management will be borne by the Company.

The Company has also made arrangements with Canadian and United States brokerage houses and intermediaries to send proxy materials at the Company's expense to unregistered shareholders (beneficial shareholders) of the Company who have advised their brokers that they wish to receive such material.

Appointment and Revocation of Proxies

The persons named as proxy holders in the accompanying form of proxy, namely Anne Kramer, President and Director of the Company, and Robert Kramer, Secretary and Director of the Company, were designated by Management of the Company.  A shareholder wishing to appoint  some other person (who need not be a shareholder) to represent him or her at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy.  A proxy to be valid must be deposited, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, at least 48 hours (excluding Saturdays and holidays) before the time for holding the Meeting, or adjournment thereof, at the office of the Company's Transfer Agent and Registrar, Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by fax within North America at 1-866-249-7775 or outside North America at 416-263-9524.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of that corporation, and delivered to the said office of Computershare Trust Company of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting, or in any other manner permitted by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Advice to Beneficial Shareholders

Members who do not hold their shares registered in their own name (referred to as "Beneficial Shareholders") are advised that only proxies from members of record can be recognized and voted upon at the Meeting.  Beneficial Shareholders who complete and return a proxy must indicate thereon the person (usually a brokerage house or depository company) who holds their shares as a shareholder of record.  Every such intermediary has its own mailing procedure and provides its own return instructions, which should be carefully followed.  The form of proxy supplied to Beneficial Shareholders is identical to that provided to  shareholders of record.  However, its purpose is limited to instructing the shareholder of record how to vote on behalf of the Beneficial Shareholder.

If you are a non-registered member, there are, as discussed below, two ways that you can vote your shares held by your nominee.  You will receive or have already received from your nominee either a request for voting instructions or a proxy form for the number of shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions, which should be carefully followed by non-registered shareholders to ensure that their shares are voted at the Meeting.  Accordingly, for your shares to be voted for you, please follow the voting instructions provided by your nominee.

However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxyholder and follow the signing  and return instructions of your nominee.  Non-registered shareholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.  Do not otherwise complete the form sent to you as your vote will be taken and counted at the Meeting.

All references to shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to members of record unless specifically stated otherwise.

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy will be voted for the matters to be transacted at the Meeting  (as stated herein and in the Notice of Meeting) or withheld from voting or voted against, if so indicated on the form of proxy.

If the instructions contained in a form of proxy are certain, the shares represented by the proxy shall be voted on any ballot and, where a choice is specified, in accordance with the specification so made.   If no choice is specified with respect to any matter referred to herein, it is intended on a ballot to vote such shares in favour of each such matter.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amend-ments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting.  In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the Management of the Company knows of no such amendment, variation or other matter which may be presented at the Meeting.

Voting Securities and Principal Holders Thereof

The Company was incorporated pursuant to the Company Act (British Columbia) on June 3, 1986 under the name 310086 B.C. Ltd.  On April 16, 1987, it changed its name to Current Technology Clinics Inc.  On June 8, 1987, it changed its name to Current Technology Corporation and on September 1, 1987 it changed its name to Current Technology Corporation/La Technologie Au Courant Inc.  The authorized capital of the Company consists of 100,000,000 common shares without par value and 10,000,000 Class "A" Preferred shares without par value.  As at May 14, 2003, there were 48,408,015 common shares issued and outstanding and no Class "A" Preferred shares issued and outstanding.  Only members of record at 4:30 p.m. (Vancouver time) on May 14, 2003, who either personally attend the Meeting or who have completed and delivered a valid form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their shares voted at the Meeting.

Each common share carries one vote at all meetings of members, participates rateably in any dividends declared by the directors on the shares and is entitled, on the liquidation, dissolution, winding-up or other distribution of assets of the Company for the purpose of winding-up its affairs, to a pro rata share of the assets of the Company after payment of all liabilities and obligations of the Company.

The presence in person or by proxy of at least two persons representing not less than 1/10 of the issued capital of the Company entitled to vote is necessary to convene the Meeting.  Each resolution that will be placed before the Meeting will either be an ordinary resolution requiring for its approval a simple majority of the votes cast in respect of the resolution, or a special resolution requiring for its approval three quarters of the votes cast in respect of the resolution.

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

Name and Address	Number of Voting Securities*	% of Outstanding Voting Shares
Keith Denner 5901 Vista Drive West Des Moines, Iowa 50266	6,462,500 common shares	13.35%
CDS & Co. 25 Esplanade Toronto, Ontario M5W 1G5	16,636,075	34.37%
CEDE & Co. Bowling Green Station New York, NY 10274	12,297,687**	25.40%

*  This information has been provided by the Company's transfer agent, Computershare Trust Company of Canada.

**  The Company understands that of the 12,297,687 shares registered in the name of CEDE & Co., approximately 1,567,000 are or may be beneficially owned by Mr. Denner (in addition to the 6,462,500 shares registered in his name).

Appointment of Auditors

HLB Cinnamon, Jang, Willoughby & Company, Chartered Accountants, were first appointed auditors of the Company at the Annual General Meeting of the Company held on June 29, 2001.

Unless otherwise instructed, the proxies given to Management pursuant to this solicitation will be voted for the reappointment of HLB Cinnamon, Jang, Willoughby & Company, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual meeting of the Company, at a remuneration to be fixed by the directors of the Company.

The financial statements of the Company are required by the  Securities Act (British Columbia) to be prepared in accordance with Canadian generally accepted accounting principles and audited in accordance with Canadian generally accepted auditing standards.

Election of Directors

The directors of the Company are elected annually.  Each director elected will hold office until the conclusion of the next annual general meeting of the Company, unless the director's office is earlier vacated in accordance with the Articles of the Company or the provisions of the  Company Act (British Columbia).  The number of directors is presently fixed at five and the persons set out below are Management's nominees to the Board.  Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote for the nominees of Management listed below.

Name and Position with the Company	Principal Occupation	Date First Appointed	No. of Voting Shares Held(1)
Anne Kramer(3) Chairman, President, Chief Executive Officer and Director	Chairman, President, Chief Executive Officer and a director of the Company.	April 16, 1987	87,152 direct 2,472,369 indirect(4)
Robert Kramer(2)(3) Vice-President Finance, Secretary/Treasurer and Director	Vice President Finance, Secretary/Treasurer and director of the Company.	April 16, 1987	71,185 direct 2,472,369 indirect(4)
Peter W. Bell(2) Director	Vice-President of Medical Affairs (retired June 30, 1992) and director of the Company	November 8, 1988	87,952 direct
Anthony J. Harrison(3) Chief Operating Officer and Director	Chief Operating Officer and a director of the Company.	June 30, 1994	Nil
Eldon K. Heppner(2) Director

Chartered Accountant from 1974 to present; Partner, Meyers Norris Penny Chartered Accountants (SK), 1994 to 1998; President of IVS Intelligent Vehicle Systems Inc. from July, 2000 to February, 2003; Independent Management Consultant, Oct. 1997 to Present;

		April 5, 2002	202,250 direct 169,300 indirect(5)

  (1)

The information as to shareholdings has been furnished by the respective nominees.

  (2)

Member of the Company's Audit Committee.

  (3)

Member of the Executive Committee

  (4)

Of the 2,472,369 shares indirectly held by Robert Kramer and Anne Kramer, 2,065,000 shares are owned by 314613 BC Ltd., 365,053 shares are owned by 335372 BC Ltd. and 42,613 shares are owned by Harrison Kramer Corporation.  Each of these three companies are owned as to 50% each by Anne Kramer and Robert Kramer.

  (5)

Of the 169,300 shares indirectly held by Eldon Heppner, 93,300 are owned by Heppner Holdings Ltd. and 76,000 shares are owned by BJD Management & Investments Ltd.

The Advance Notice of the Meeting inviting nominations for directors of the Company as required by section 111 of the Company Act (British Columbia) was filed with the British Columbia Securities Commission and was published in The Province newspaper, Vancouver, British Columbia on April 30, 2003.

Statement of Executive Compensation

1.            Compensation of Executive Officers

The Company currently has one executive officer, Ms. Anne Kramer, President.

The following table, presented in accordance with the regulations of the  Securities Act (British Columbia), sets out all compensation awarded to, earned by or paid to the Chief Executive Officer for the three most recently completed financial years.

Summary Compensation Table

Name & Principal Position	Year	Annual Compensation			Long Term Compensation		All Other Compensation ($)
		Salary ($)	Bonus ($)	Other ($)	Securities Under Options (#)	Restricted Shares ($)
Anne Kramer President and CEO	2002 2001 2000	$109,000 $99,000 $37,600	Nil Nil Nil	Nil Nil $102,500(1)	Nil Nil 1,000,000	Nil Nil Nil	Nil Nil Nil

(1) The Company paid $25,000 to 314613 B.C. Ltd., a company owned as to 50% each by Anne Kramer and Robert Kramer. The Company also accrued $77,500 payable to Harrison Kramer Corporation, a company owned as to 50% each by Anne Kramer and Robert Kramer.

2.        Incentive Stock Options

The Company does not have a written stock option plan but may grant, pursuant to applicable securities laws, incentive stock options to its senior officers, directors, consultants and employees.  The Company has maintained a policy of not issuing options in excess of 10% of the issued and outstanding share capital of the Company.

Options Granted:

Since the commencement of the Company's last completed financial year the following options to purchase common shares of the Company were granted to directors who were not Executive Officers:

Name	No. of Shares	Date of Grant	Expiry Date	Exercise Price per Share
Eldon Heppner	250,000 100,000	April 8, 2002 July 25, 2002	April 8, 2007 July 25, 2007	US$0.26 US$0.30

Options Exercised:

No options have been exercised by any of the directors and/or executive officers of the Company.

3.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments.

Interest of Insiders in Material Transactions

1.            Incentive Stock Options

Members of the Company will be asked to approve an ordinary resolution to authorize the directors of the Company to grant incentive stock options to directors, employees, promoters and consultants pursuant to the exemptions available to the Company under the Securities Act (British Columbia).

2.

Related Party Transactions

Salaries and Consulting Fees

During the year ended December 31, 2002, the Company paid or accrued salaries and benefits of $477,594 to officers and directors of the Company.  Of this amount, $293,623 relates to 2002, while the remainder relates to salary owed to an officer and director of the Company for the years 2000 and 2001.  As of December 31, 2002, other accounts payable included salaries and consulting fees payable to officers, directors or companies controlled by directors of the Company, in the amount of $47,282.  During the year ended December 31, 2002, the Company paid interest of $23,736 to a director.

3.

Continuance under the Canada Business Corporations Act

As set out below, the Company's management believes that it is in the best interest of the Company and its shareholders to transfer its jurisdiction of incorporation to the Federal jurisdiction under the Canada Business Corporations Act ("CBCA").  Shareholders will be asked at the Meeting to approve a special resolution in the form attached hereto as Schedule "A" to this Information Circular.  The Company will be continued under the name "Current Technology Corporation/Corporation Technologie Au Courant".

As indicated in the Notice, any holder of the Company's shares is entitled to be paid the fair value of his or her shares in accordance with section 207 of the Company Act (British Columbia) (the "BCCA") if such holder dissents to the Continuance, and the Continuance actually takes place.  See "Dissent to Continuance under Section 207 of the BCCA" below.

The Continuance does not create a new legal entity, nor will it prejudice or affect the continuity of the company.  The BCCA currently governs the corporate affairs of the Company and restricts the jurisdictions into which a Company may continue.  In order to continue in the CBCA, it will be necessary to provide the British Columbia Registrar of Companies ("BC Registrar") with proof of valid continuation into CBCA.

To be effective, the special resolution authorizing the Company to continue under the CBCA, the text of which is set out as Schedule "A" to this Information Circular, must be passed by at least three-fourths of the votes cast in respect thereof at the Company's special and annual general meeting.

While the BCCA and the CBCA are substantially similar, there are a number of differences in respect of corporate law matters.  The following is a summary of certain differences between the BCCA and the CBCA which management considers to be of significance to shareholders.  The summary is not an exhaustive review of the two statutes and reference is made to the full text of both statutes for full particulars of the differences.

1.

Under the BCCA, the registered office of the Company must be situated in British Columbia; under the CBCA, the registered office of the Company must be situated in Canada.

2.

Under the BCCA, all meetings of shareholders must be held in British Columbia unless the BC Registrar consents to the holding of a meeting at some other place; under CBCA, a shareholders' meeting may be held anywhere in Canada or at a place outside Canada if such place is specified in the Articles of the Company.

3.

Under the BCCA, a majority of the Company's directors must be Canadian residents and one must be ordinarily resident in British Columbia; under the CBCA, subject to certain exceptions which do not currently apply to the Company, at least 25% of a company's directors must be resident Canadians.

4.

Under the BCCA, matters which must be approved by special resolution require a majority of three-fourths of the votes cast by shareholders; under the CBCA, the required majority is two-thirds.

5.

Under the BCCA, a statutory amalgamation requires court as well as shareholder approval; under the CBCA, court approval is not required.

6.

Under the BCCA, court approval is required for the indemnification of a director; under the CBCA, such approval is not required.

7.

Under the BCCA, a company must fix its authorized share capital; under the CBCA, a company may have unlimited authorized share capital.

8.

Under the BCCA, the alteration of share capital or the creation of share capital does not give rise to a right of dissent; under the CBCA, a shareholder may have the right to dissent in respect to such matters.

9

Under the BCCA, the directors may delegate any, but not all, powers of the board to a committee of the board; under the CBCA, there are limitations on what powers may be delegated to a committee.

10.

Under the BCCA, amendments to the Articles (which are the equivalent of by-laws under the CBCA) may only be made with the approval of the shareholders of the Company; under the CBCA, the board of directors may amend the by-laws, which amendment becomes effective immediately (although the amendment must be submitted to the next meeting of shareholders for approval or rejection).

11.

Under the CBCA, there is provision (similar to that contained in the BCCA) to the effect that if a takeover bid or issuer bid is accepted by holder of not less than 90% of the securities of the class to which the bid relates (other than securities held by or on behalf of the offeror or affiliates or associates), the offeror is entitled, upon compliance with the CBCA, to acquire the securities held by the non-tendering shareholder for their fair value. These provisions apply to any offeror, wherever incorporated, unlike the BCCA, which requires that the offeror be a company existing under the BCCA.

Dissent to Continuance under Section 207 of the BCCA

A holder of common shares of the Company may, until two days before the date of the meeting at which the special resolution authorizing the continuance of the Company under the CBCA is passed give the Company a notice of dissent pursuant to section 207 of the BCCA by registered mail addressed to the Company at the address noted below under "Addresses for Notice". As a result of giving such a dissent notice, such shareholder may, on receiving a notice of intention to act in accordance with section 207 of the BCCA, require the Company to purchase the common shares in respect of which the dissent notice was given, for their fair value.

A vote against the special resolution authorizing the continuance, an abstention or the execution or exercise of a proxy to vote against the continuance does not constitute a written objection, but a shareholder need not vote against the continuance in order to object. However, a shareholder who consent to or votes (other than as a proxy for a member whose proxy required an affirmative vote) in favour of the continuance or otherwise acts inconsistently with the dissent will cease to be entitled to any rights of dissent.

Prior to the implementation of the continuance, the Company will send to each of their shareholders who has filed a dissent notice, notice of intention to act stating that the special resolution approving the continuance has been adopted and informing the shareholder of the intention to act on the continuance. A notice of intention to act need not be sent to any shareholder who voted for the continuance or who has withdrawn a dissent notice.

Under the BCCA, within fourteen days after the Company gives the notice of intention to act, the dissenting shareholder is required to send a written notice containing his name and address, the number of shares in respect of which he dissents and a requirement that the Company purchase all of such shares (the "Demand for Payment") together with certificates representing those common shares of the Company. Upon delivery of a Demand for Payment in accordance with BCCA, a shareholder is bound to sell and the Company is bound to purchase the shares subject to the Demand for Payment for their fair value as of the day before the day on which the special resolution approving the continuance was passed, including any appreciation or depreciation in anticipation of the vote.

Under the BCCA, a dissenting shareholder who has sent a Demand for Payment may apply to the Supreme Court of British Columbia which may:

a)

require the dissenting shareholder to sell and the Company to purchase the shares in respect of which the Demand for Payment has been given;

b)

fix the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors;

c)

join in the application with other dissenting shareholder who has delivered a Demand for Payment; and

d)

make consequential orders and give directions it considers appropriate.

Under the BCCA, no dissenting shareholder who has delivered a Demand for Payment may vote or exercise or assert any rights of a shareholder in respect of the shares for which a Demand for Payment has been given, other than the right to receive payment for those shares. Until a holder of shares who has delivered a Demand for Payment is paid in full, that shareholder may exercise and assert all the rights of a creditor of the Company. No dissenting shareholder may withdraw his Demand for Payment unless the Company consents.

If the continuance is implemented, a dissenting shareholder who is ultimately not entitled to be paid fair value for shares for any reason, including the withdrawal of his Demand for Payment or the failure of the dissenting shareholder to comply with each of the steps required to dissent, shall be deemed to have participated in the continuance on the same basis as any non-dissenting holder of shares.

Address for Notices

All notices to the Company pursuant to section 207 of the BCCA should be addressed to the Secretary of the Company, c/o Davis & Company, 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7.

Other Matters

Management of the Company knows of no other matters to come before the Meeting other than as set forth above and in the Notice of Meeting.  Should any other matters properly come before the Meeting, the shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

The contents and the sending of the Notice of Meeting and this Information Circular have been approved by the Board of Directors of the Company.

Dated this 14th day of May, 2003.

CERTIFIED CORRECT ON BEHALF OF THE BOARD OF DIRECTORS BY:
"Anne Kramer"
Anne Kramer, President, CEO and Director

SCHEDULE "A"

SPECIAL RESOLUTION APPROVING

THE CONTINUATION ON THE COMPANY UNDER THE

CANADA BUSINESS CORPORATIONS ACT

IT IS HEREBY RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

under section 37 of the Company Act (British Columbia), the directors are authorized to apply under section 187 of the Canada Business Corporations Act to The Director for a Certificate of Continuance under that Act;

2.

upon continuance, the Company's name be changed to Current Technology Corporation/Corporation Technologie Au Courant;

3.

the memorandum of the Company be amended by substituting for all the provisions thereof the provisions set out in the Articles of Continuance submitted to the directors;

4.

the directors of the Company be and there are hereby authorized to abandon the application for continuance under the Canada Business Corporations Act at any time without further approval of the members;

5.

the directors and/or proper officers of the Company be and they are hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution.

CURRENT TECHNOLOGY CORPORATION

Vancouver, BC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2002

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

CURRENT TECHNOLOGY CORPORATION

INDEX TO FINANCIAL STATEMENTS

Auditors' Report

Balance Sheet	*Exhibit "A"*
Statement of Loss and Deficit	*Exhibit "B"*
Statement of Cash Flows	*Exhibit "C"*
Notes to Financial Statements	*Exhibit "D"*

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

HLB Cinnamon Jang Willoughby & Company

Chartered Accountants
A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of **Current Technology Corporation:**

We have audited the balance sheet of Current Technology Corporation as at December 31, 2002 and the statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluation the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles consistently applied.

The financial statements as at December 31, 2000 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 2, 2001.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC
February 7, 2003

Comments by Auditors of U.S. Readers on Canada - United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the Board of Directors dated February 7, 2003 is expressed in accordance with Canadian reporting standards which do not permit reference to such conditions and events in auditors' report when these are adequately disclosed in the financial statements.

United States reporting standards also require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in Note 2(h) for Future Income Taxes. The adoption of this policy had no effect on the company's financial statements.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC
February 7, 2003

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2. Telephone: +1 604 435 4317. Fax: +1 604 435 4319.

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "A"

CURRENT TECHNOLOGY CORPORATION
(Incorporated under the Company Act of British Columbia)
Balance Sheet
December 31, 2002 and 2001
(Canadian Dollars)

Assets	**2002**	2001
Current:		
Cash	$ **62,011**	$ 47,488
Accounts receivable	**28,031**	11,884
Subscriptions receivable	**-**	435,631
Prepaid expenses	**13,363**	21,753
Inventory	**30,836**	6,312
	134,241	523,068
Capital (Note 3)	**35,197**	15,997
Patents, license and rights - net (Note 4)	**130,000**	150,000
	$ **299,438**	$ 689,065
Liabilities		
Current:		
Accounts payable	$ **394,835**	$ 518,965
Convertible promissory notes (Note 5)	**394,303**	349,212
Promissory note (Note 6)	**360,502**	-
	1,149,640	868,177
Shareholders' Deficiency		
Equity component of convertible promissory notes (Note 5)	**142,148**	142,148
Share capital (Note 7)	**30,255,761**	29,107,492
Subscription liability (Note 8)	**72,569**	716,760
Contributed surplus (Note 9)	**370,598**	309,420
Deficit, per Exhibit "B"	**31,691,278**	30,454,932
	(850,202)	(179,112)
Going Concern (Note 1)		
Subsequent Event (Note 16)		
Commitments (Note 17)		
	$ **299,438**	$ 689,065

Approved by the Directors:

"Anne Kramer"

"Robert Kramer"

- See accompanying notes -

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "B"

CURRENT TECHNOLOGY CORPORATION
Statement of Loss and Deficit
For the Year Ended December 31, 2002
(Canadian Dollars)

	2002	2001	2000
Revenue:			
ETG	$ 104,337	$ 59,113	$ 382,838
Other	2,451	586	63,578
	106,788	59,699	446,416
Expenses:			
Amortization	36,636	23,643	51,797
Bad debts	-	2,979	26,188
Bank charges and interest	29,412	3,997	7,099
Consulting	32,170	81,249	123,199
Interest on convertible promissory notes	48,890	35,682	5,974
Interest on long-term debt	11,854	-	-
Investor relations	14,170	117,065	4,716
Legal, accounting and filing fees	107,525	77,559	101,309
Manufacturing	34,172	23,246	66,825
Office and supplies	40,661	46,651	64,164
Other	22,791	35,353	22,722
Public relations	93,037	-	-
Regulatory-health	225,460	-	-
Rent	44,080	43,609	58,719
Salaries and benefits	364,982	355,758	340,229
Stock based compensation	61,178	-	-
Telephone	26,670	15,193	30,071
Tests and studies	114,151	84,602	99,397
Travel	35,295	24,251	44,196
	1,343,134	970,837	1,046,605
Net Loss	1,236,346	911,138	600,189
Deficit, beginning	30,454,932	29,543,794	28,943,605
Deficit, ending, to Exhibit "A"	$31,691,278	$30,454,932	$29,543,794
Basic and fully diluted net loss per share	(0.03)	(0.02)	(0.02)

- See accompanying notes -

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "C"

CURRENT TECHNOLOGY CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2002
(Canadian Dollars)

	2002	2001	2000
Operating Activities:			
Net Loss, per Exhibit "B"	**$(1,236,346)**	$ (911,138)	$(600,189)
Adjustments -			
Amortization	**36,636**	23,643	51,797
Stock based compensation	**61,178**	-	-
	(1,138,532)	(887,495)	(548,392)
Changes in non-cash working capital -			
(Increase) Decrease in accounts receivable	**(16,147)**	21,095	42,325
(Increase) Decrease in subscriptions receivable	**435,631**	(435,631)	-
(Increase) Decrease in prepaid expenses	**8,390**	114,099	755
(Increase) Decrease in inventory	**(24,524)**	6,311	7,703
Increase (Decrease) in accounts payable	**(124,130)**	(112,193)	40,717
Increase (Decrease) in deposit on licence agreement	-	(337,388)	19,188
Cash flows (used in) operating activities	**(859,312)**	(1,631,202)	(437,704)
Investing Activities:			
Sale of interest in a subsidiary	-	100	100
Purchase of capital assets	**(35,836)**	-	(467)
Cash flows from (used in) investing activities	**(35,836)**	100	(367)
Financing Activities:			
Convertible promissory notes	**45,091**	234,220	257,140
Promissory note	**360,502**	-	-
Issuance of new shares	**1,148,269**	712,634	223,500
Subscription liability	**(644,191)**	716,760	(33,612)
Cash flows from financing activities	**909,671**	1,663,614	447,028
Net Increase in Cash	**14,523**	32,512	8,957
Cash, beginning	**47,488**	14,976	6,019
Cash, ending	**$ 62,011**	$ 47,488	$ 14,976

Supplemental Disclosure of Cash Flow Information:			
a) Additional Disclosure -			
Interest	**$ 23,736**	$ -	$ 7,098
b) Non-cash Transactions -			
Sale of interest in a subsidiary	-	-	(285,655)
Accounts payable transferred with the sale of interest in a subsidiary	-	-	(23,665)
Shares issued in lieu of prepaid consulting services	-	-	98,967
Cancellation of 2,500,000 escrow shares	-	-	1
Shares issued in settlement of debt	-	33,000	-

- See accompanying notes -

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2002
(Canadian Dollars)

1. Going Concern:

These financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business. The company's ability to realize its assets and discharge its liabilities in the normal course of business is in question. Accordingly, in order to carry on its operations, the company is dependent on attaining profitable operations and obtaining additional equity.

2. Accounting Policies:

a) Basis of Presentation -

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States. These differences are described in Note 19.

b) Inventory -

Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

c) Capital Assets -

Capital assets are recorded at cost. Amortization is provided on the following annual rates:

Computer equipment and software	3 years straight-line
Furniture and fixtures	20% declining basis
Office equipment	20% declining basis
Website development	2 years straight-line

d) Use of Estimates -

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions, the company may undertake in the future, actual results may differ from the estimates.

e) Patents, License and Rights -

Patents, licence and rights consist of all the costs of acquiring patents, licence and rights related to Electrotrichogenesis ("ETG") and are amortized over 10 years.

f) Loss Per Share -

Loss per share computations are based on the weighted average number of shares outstanding during the period.

. . . 2

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2002
(Canadian Dollars)

2. Accounting Policies: (Continued)

g) Revenue Recognition -

The company recognizes revenue on the sale of ETG devices when the agreement to purchase has been concluded and collection of the balance owing is reasonably assured.

Revenue from royalty agreements is recognized when earned which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

h) Future Income Taxes -

The liability method is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Future tax expense was based on amortization that was reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated.

Future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses ultimately will be utilized.

i) Stock Based Compensation Plans -

The company adopted, effective January 1, 2002, the requirements of the CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." The company has adopted the fair value based method for all employees and non-employees. The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by the company, together with the amount in contributed surplus, will be credited to common share capital. For options granted prior to January 1, 2002, the company continues to follow the accounting policy under which no expense is recognized for these stock options. When these options are exercised, the proceeds received by the company are recorded as common share capital.

j) Translation of Foreign Currencies -

Assets and liabilities in foreign currencies are translated into Canadian dollars at year-end spot exchange rates. Revenue and expenses in foreign currencies are translated into Canadian dollars at the rates in effect at the transaction date. Realized and unrealized gains and losses from foreign currency translation are recognized in earnings.

. . . 3

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2002
(Canadian Dollars)

3. Capital Assets:

	Cost	Accumulated Amortization	**2002 Net**	2001 Net
Computer equipment and software	$171,112	$162,851	**$ 8,261**	$ -
Furniture and fixtures	42,883	39,940	**2,943**	12,318
Office equipment	102,163	85,870	**16,293**	3,679
Website development	15,400	7,700	**7,700**	-
	$331,558	$296,361	**$35,197**	$15,997

4. Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related company, 314613 B.C. Ltd., for $200,000 effective July 12, 1999. The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.

5. Convertible Promissory Notes:

The first convertible promissory note is from a lender who owns over 17% of the company. As at December 31, 2002, total convertible promissory notes issued to this lender amounted to US$279,300, of which US$125,500 is non-interest bearing and US$153,800 bears interest at a fixed rate of 10% per annum. The note will mature on August 31, 2005. The liability portion of this note is $383,654 which includes $95,651 of accrued interest and an equity component of $135,444.

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units in capital of the company. Each US$0.05 of principal or interest outstanding at the time of conversion may be converted into one unit consisting of one common share and one warrant. Each warrant will entitle the lender to purchase one additional common share of the company at US$0.05 up to and including March 31, 2006. The company is not allowed to repay the principal prior to August 31, 2005.

This note is secured by a floating charge over all of the company's assets, including all intellectual properties, such charges to be released upon conversion or repayment.

The second convertible promissory note is issued on June 28, 2001 for US$10,000. This convertible promissory note is unsecured, non-interest bearing and matures on June 28, 2005. The liability portion of this note is $10,648 which includes $1,767 of accrued interest and an equity component of $6,703.

The lender of this convertible promissory note may convert the principal into 450,000 warrants. Each warrant will entitle the holder to purchase common shares in the company at US$0.20 at any time prior to June 28, 2005.

. . . 4

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2002
(Canadian Dollars)

5. Convertible Promissory Notes: (Continued)

The liability component of the convertible promissory notes are calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms. The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component. Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.

6. Promissory Note:

7. Share Capital:

Issued and Fully Paid -

	2002		2001	
	Number of Shares	**Amount**	Number of Shares	Amount
Common shares, beginning	**44,003,015**	**$29,107,492**	38,501,987	$28,361,858
Shares Issued -				
- for cash	**2,480,000**	**995,888**	5,243,768	706,264
- for settlement of debt	-	-	177,260	33,000
- exercise of option	-	-	80,000	6,370
- exercise of warrants	**1,850,000**	**152,381**	-	-
Common shares, ending	**48,333,015**	**$30,255,761**	44,003,015	$29,107,492

On January 31, 2002, 1,850,000 warrants were exercised allowing the holders of the warrants to purchase 1,850,000 shares at prices ranging from US$0.04 to US$0.15 per share.

8. Subscription Liability:

. . . 5

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2002
(Canadian Dollars)

9. Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the company's subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants. The special warrants were not issued. On December 29, 2000, the company sold its investment in CTC Ventures Corporation for a nominal sum to a company director. The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

The company accounts for its stock based compensation under the fair value based method. During the year, $61,178 of compensation expense relating to stock options that has vested during the year has been charged to the Contributed Surplus account.

10. Stock Options:

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.

Options outstanding under this plan is as follows:

Expiry Date	Number of Shares	Option Price
June 8, 2003	150,000	US $0.05
February 7, 2005	3,170,000	US $0.05
December 20, 2005	200,000	US $0.05
September 6, 2006	275,000	US $0.12
October 10, 2006	200,000	US $0.20
December 19, 2006	225,000	US $0.26
April 8, 2007	250,000	US $0.26
July 25, 2007	100,000	US $0.30

	2002		2001	
	Common Shares	**Weighted Average Exercise Price**	Common Shares	Weighted Average Exercise Price
Outstanding, beginning	**4,620,000**	**$0.08**	3,835,000	$0.08
- granted	**350,000**	**$0.27**	1,075,000	$0.17
- exercised	**-**	**$ -**	(80,000)	$0.05
- cancelled	**(375,000)**	**$0.14**	(150,000)	$0.05
- expired	**(25,000)**	**$0.32**	(60,000)	$0.30
Outstanding, ending	**4,570,000**	**$0.10**	4,620,000	$0.08
Exercisable, ending	**4,570,000**	**$0.10**	4,620,000	$0.08

. . . 6

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2002
(Canadian Dollars)

10. Stock Options: (Continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

Exercise Price	Number Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life	Number Outstanding at December 31, 2001
US $0.05	3,520,000	2.1 years	3,520,000
US $0.12	275,000	3.8 years	575,000
US $0.20	200,000	3.8 years	275,000
US $0.26	475,000	4.2 years	225,000
US $0.30	100,000	4.7 years	-
CDN $0.50	-	- years	25,000
	4,570,000		4,620,000

11. Warrants:

Expiry Date	Number of Shares	Exercise Price
December 31, 2003	3,800,000	US $ 0.25
February 7, 2005	2,980,000	US $ 0.10*
June 30, 2005	2,500,000	US $ 0.05
January 31, 2006	1,564,600	US $ 0.05
June 30, 2006	1,266,667	US $0.075
September 27, 2006	179,167	US $ 0.15
October 11, 2006	1,680,000	US $ 0.50
May 15, 2007	666,667	US $ 0.55

* US$ 0.05 up to and including February 7, 2004.

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at December 31, 2002:

	2002		2001	
	Common Shares	**Weighted Average Exercise Price**	Common Shares	Weighted Average Exercise Price
Outstanding, beginning	**14,140,434**	**$0.11**	9,480,000	$0.13
- Issued	**2,346,667**	**$0.51**	4,660,434	$0.06
- Exercised	**(1,850,000)**	**$0.07**	-	$ -
Outstanding, ending	**14,637,101**	**$0.19**	14,140,434	$0.11

. . . 7

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2002
(Canadian Dollars)

12. Related Party Transactions:

	2002	2001
Transactions during the year -		
Salaries and consulting fees accrued or paid during the year	**$477,594**	$293,175
Consulting fees paid to companies controlled by common directors	**-**	86,950
Interest paid to director for overdue salary payable	**23,736**	-

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

Balance at year end -		
Salaries, consulting fees payable to directors and companies controlled by directors of the company	**47,282**	210,769

The balances are payable on demand and have arisen from provision of services referred to above.

13. Financial Instruments:

Fair Values -

Unless otherwise noted cash, accounts receivable, accounts payable, deposit on license agreement, convertible promissory notes and promissory note are stated at amounts that approximate book value.

14. Segmented Information:

The company's major operations relate to the sales of ETG machines worldwide as well as royalty charged on using the machines.

The breakdown of ETG revenue by region is as follows:

	2002	2001
Asia	**$ 21,875**	$ -
Europe	**26,473**	17,721
The Americas	**55,989**	41,392
	$104,337	$59,113

. . . 8

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2002
(Canadian Dollars)

15. Income Taxes:

The difference in income tax (recovery) due to differences between the Canadian statutory federal income tax rate and the company's effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2002	2001	2000
Future income tax assets:			
Eligible capital expenditures	$ 58,257	$ 63,727	$ 63,727
Capital assets	346,888	418,364	407,717
Operating loss carryforward	3,292,914	3,114,277	4,068,700
Capital loss carryforward	1,260,142	1,376,706	296,875
	4,958,201	4,973,074	4,837,019
Valuation loss provision	(4,958,201)	(4,973,074)	(4,837,019)
	$ -	$ -	$ -

The company has non-capital losses for income tax purpose of approximately $6,714,757 which may be available to reduce future years' taxable income. The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized. The losses will expire as follows:

2003	$2,099,805
2004	1,391,302
2005	483,105
2006	330,971
2007	492,394
2008	811,388
2009	1,105,792

The company has incurred net capital losses of $6,300,712 for income tax purpose which may be utilized to reduce future years' capital gains. These losses carry forward indefinitely. The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.

16. Subsequent Event:

Subsequent to the year end, the company has agreed to settle $74,925.97 of debt for 162,684 units. Each unit consisting of one share and one warrant. Each warrant entitling the holder to purchase an additional common share at US$0.55 up to May 15, 2007.

. . . 9

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2002
(Canadian Dollars)

17. Commitments:

The company has entered into an agreement to lease premises to April 30, 2005. The future minimum lease payments for the next three years are as follows:

2003	$20,377
2004	20,377
2005	6,792

The company is committed to one operating lease. The annual lease payments for the next two years are as follows:

2003	$10,915
2004	3,638

18. Comparative Figures:

The 2000 comparative figures have been reclassified, where applicable, to conform with the presentation used in the current year.

The 2000 comparable figures are the consolidated financial statements of Current Technology Corporation. These consolidated figures included the 100% owned subsidiaries of CTC Nevada Corp. and C.T.G.P. Corporation. CTC Nevada Corporation and C.T.G.P. Corporation were sold to a director in 2001.

19. Differences between Canadian and United States Generally Accepted Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Reconciliation of Net Loss:

The application of U.S. GAAP would have the following effects on the net income as reported:

	2002	2001	2000
Net Loss - Canadian GAAP	**$(1,236,346)**	$ (911,138)	$(600,189)
Adjustments in respect of:			
Stock based compensation expense			
- employees	-	-	(44,235)
- non-employees	-	(189,661)	(41,236)
Net Loss - U.S. GAAP	**$(1,236,346)**	$(1,100,799)	$(685,589)

. . . 10

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2002
(Canadian Dollars)

19. Differences between Canadian and United States Generally Accepted Accounting Principles: (Continued)

Stock Based Compensation:

(i) Employee stock options -

Effective January 1, 2002, the company has begun to account for all its employee stock options with the fair value method "FAS 123". Under this method, compensation cost is measured at the grant date based on fair value of the options granted. FAS 123 requires that the option be valued using the Black-Scholes option price model.

There were no employee stock options granted during the year.

(ii) Non-Employees Stock Options -

The company accounts for its non-employees stock options with the fair value method "FAS 123". Under this method, compensation cost is measured at the grant date based on fair value of the options granted. FAS 123 requires that the option be valued using the Black-Scholes options price model with the following weighted average assumptions:

Volatility factor of the market	50%
Price of the company shares	$0.25
Dividend yield	0%
Weighted average of options	5 years
Risk-free interest rate	3%

Net Loss Per Share:

On February 1997 SFAS No. 128 "Earnings per Share" was issued. SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share. The net loss per share, as reported, is different from basic loss per share as prescribed by SFAS No. 128 as follows:

	2002	2001	2000
Weighted average number of shares outstanding -			
Canadian	47,333,293	41,249,884	36,668,654
Less: Escrow shares	-	-	(1,250,000)
U.S. GAAP	47,333,293	41,249,884	35,418,654
Basic loss per share under U.S. GAAP	**$(0.03)**	$(0.02)	$(0.02)

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which was effective for fiscal years beginning after December 15, 1997. The company has determined that it had no comprehensive income other than the net loss in any of the years presented.

. . . 11

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

Exhibit "D"
Continued

CURRENT TECHNOLOGY CORPORATION
Notes to Financial Statements
December 31, 2002
(Canadian Dollars)

19. Differences between Canadian and United States Generally Accepted Accounting Principles: (Continued)

Revenue Recognition:

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements was issued. The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address. SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The company has determined that SAB No. 101 does not have a material effect on its financial statements.

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under the Canadian GAAP:

	2002	2001	2000
Liabilities - Canadian GAAP	**$1,149,640**	$ 868,177	$1,156,420
Effect of equity portion of promissory notes	**142,148**	142,148	102,266
Liabilities - U.S. GAAP	**$1,291,788**	$1,010,325	$1,258,686
Deficit - Canadian GAAP	**$ (850,202)**	$ (179,112)	$ (700,250)
Effect of equity portion of promissory notes	**(142,148)**	(142,148)	(102,266)
Current years' adjustment to net income	**-**	(189,661)	(85,471)
Cumulative effect of prior years' adjustments to net income	**(279,815)**	(90,154)	(4,683)
Deficit - U.S. GAAP	**$(1,272,165)**	$ (601,075)	$ (892,670)

Convertible Promissory Notes:

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature. Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory notes (Note 5).

Derivative Instruments:

In June 1998, the FASB issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which established accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on entity's rights or obligations under the applicable derivative contact.

In June 1999, the FASB issued SFAS No. 138, *Accounting for Derivative Instruments and Hedging Activities*, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. The company's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the company's financial position or results of operations.

HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

CURRENT TECHNOLOGY CORPORATION

YEAR END REPORT

DECEMBER 31, 2002

For further information contact:

Robert K. Kramer, CA

Chief Financial Officer

Tel:

604-684-2727

Fax:

604-684-0526

Email:

ctc@axion.net

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

December 31, 2002

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

a)

Legal, accounting and filing fees

Audit, accounting and tax

            $30,146

Intellectual property

  21,410

Legal and filing

  55,969

         $ 107,525

b)

Regulatory-Health

U.S. health regulatory expenses

         $225,460

c)

Salaries and benefits

Executive officers

$293,623

Other

    71,359

$364,982

a)

Test and studies

Clinic

            $59,022

Medical advisory

              55,129

          $114,151

2.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002, the Company paid or accrued:

a)

Salaries and benefits of $477,594 to officers and directors of the Company. Of this amount $293,623 relates to 2002, while the remainder relates to salary owed to an officer and director of the Company for the years 2000 and 2001.

b)

Interest of $23,736 to a director of the Company.

c)

Accounts payable includes 2001 salary payable to an officer and director of the Company in the amount of $47,282.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

December 31, 2002

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

Summary of securities issued by the Company during the period

Date	Type	Type	Number	Price	Proceeds	Consideration
January	Common shares	Exercise of warrants	200,000	US$0.15	$47,619	Cash
January	Common shares	Exercise of warrants	1,650,000	US$0.04	104,762	Cash
March	Common shares	Private Placement	1,600,000	US$0.25	637,680	Cash
March	Common shares	Private Placement	133,333	US$0.30	63,768	Cash
April	Common shares	Finder's fee	80,000	US$0.30	Nil	Services
June	Common shares	Private Placement	666,667	US$0.30	294,440	Cash

b)

On April 8, 2002 the Company granted Eldon Heppner, a director, an option to purchase 250,000 common shares at a price of US$0.26 per share up to and including April 8, 2007.

On July 25, 2002 the Company granted Eldon Heppner, a director, an option to purchase 100,000 common shares at a price of US$0.30 per share up to and including July 25, 2007.

4.

SUMMARY OF SECURTIES AS AT THE END OF THE REPORTING PERIOD

a)

Authorized

100,000,000 common shares without par value

10,000,000 Class A preference shares without par value

b)

Issued

48,333,015 common shares outstanding - $30,255,761

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

December 31, 2002

4.

SUMMARY OF SECURTIES AS AT THE END OF THE REPORTING PERIOD

c)

i)

The following options were outstanding as at December 31, 2002:

Number of Common Shares	Price Per Share	Expiry Date
150,000	US$0.05	June 8, 2003
3,170,000	US$0.05	February 7, 2005
200,000	US$0.05	December 20, 2005
275,000	US$0.125	September 6, 2006
200,000	US$0.20	October 10, 2006
225,000	US$0.26	December 19, 2006
250,000	US$0.26	April 8, 2007
100,000	US$0.30	July 25, 2007
4,570,000

i)

The following share purchase warrants were outstanding as at December 31, 2002.

Number of Common Shares	Price Per Share	Expiry Date
3,800,000	US$0.25	December 31, 2003
2,980,000	US$0.10	February 7, 2005*
2,500,000	US$0.05	June 30, 2005
1,564,600	US$0.05	January 31, 2006
1,266,667	US$0.075	June 30, 2006
179,167	US$0.15	September 27, 2006
1,680,000	US$0.50	October 11, 2006
666,667	US$0.55	May 15, 2007

* US$0.05 up to and including February 7, 2004

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

December 31, 2002

4.

SUMMARY OF SECURTIES AS AT THE END OF THE REPORTING PERIOD

ii)

The following convertible promissory notes were outstanding as at December 31, 2002.

a)

The first note is from a lender who owns over 17% of the Company. The note matures on August 31, 2005. As at December 31, 2002, the company owes US$306,447 in principal and interest to this lender which can be converted into units at US$0.05 per unit.  Each unit consists of one common share and one warrant which entitles the lender to purchase one additional common share at US$0.05 up to and including March 31, 2006. The Company is not allowed to repay the principal prior to August 31, 2005.

b) The second note is non-interest bearing and matures on June 28, 2005. As at December 31, 2002, the company owes US$10,000 in principal  to this lender which may be converted into 450,000 warrants. Each warrant entitles the lender to purchase one common share at US$0.20 up to and including June 28, 2005.

d)

There are no escrowed shares outstanding.

5.

LIST OF DIRECTORS AND OFFICERS AS AT MAY 13, 2003

Peter W. Bell, Director

Eldon Heppner, Director

Anthony J. Harrison, Director and Chief Operating Officer

Anne Kramer, Director, President, Chairman and Chief Executive Officer

Robert K. Kramer, Director, Secretary, and Chief Financial Officer

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

1.

MANAGEMENT DISCUSSION

2002:  Brief Overview

Management believes 2002 was a year of transition, setting the stage for a potentially brighter future.  During the year, the following benchmarks were achieved:

Key additions to the Medical and Scientific Advisory Board.

Addition of a health regulatory affairs specialist.

Publication of a study report in Psycho-Oncology, a peer reviewed medical journal.

ElectroTrichoGenesis  (ETG) units repositioned and/or repurchased by the Company in preparation for U.S.  launch.

CosmeticTrichoGenesis (CTG)/CTG Techniques conceptualized and strategized.

CTG marketing commenced in the United States.

Financial results are important and will be the ultimate measure by which the Company is valued.  In a transition year such as 2002, however, they do not tell the whole story.  Revenue was up significantly in percentage terms (79%), but modestly in absolute terms.  Expenses rose in both percentage (38%) and absolute ($372,297) terms, reflecting the investment required to commence marketing CTG Techniques in the United States.

This management discussion and analysis will continue by covering the following topics:

CTG Marketing Program

United States

The Company considers the United States to be the most important market in the world for its products.  Accordingly, the Company developed a product to suit the requirements of the multi-billion dollar U.S. cosmetic and spa markets.  This product is named CTG Techniques (CosmeticTrichoGenesis) and marketed as a breakthrough method for improving the appearance of thinning hair.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

1.

MANAGEMENT DISCUSSION (continued)

To date the Company has signed two non-exclusive agreements for the distribution of CTG in the U.S. and shipped the first two units there.  The first agreement was signed with ESTM, Inc. a marketing company based in Pennsylvania.  ESTM's marketing plan provides for penetration of niche portions of the cosmetic use market on a rapid basis.  Mr. Brian Snow, ESTM C.E.O., has a comprehensive business career that includes over 22 years in sales, marketing as well as in business and product development in the field of high-tech medical devices.  Some of the companies with whom he has worked are Medtronic, Neuromed and Stayodynamics.  From 1998 until founding ESTM, Mr. Snow provided consulting services to several investment organizations including Polestar Communications, and to several medical device companies.

The second agreement signed is with The Laser Network, LLC headquartered near Denver, Colorado.  With a network covering over 35 countries, The Laser Network specializes in the placement of medical lasers and aesthetic equipment with the potential to enhance revenue in the practice or business.  The founders of The Laser Network, James Mousseau and Ryan Haller, have significant experience selling aesthetic equipment, having worked in both corporate and entrepreneurial environments in the United States, Europe and Japan.

Recognizing the importance of rapid market penetration, the Company has agreed to incentives for ESTM by the granting of share purchase warrants tied to reaching stated sales targets within the next two years.  The total number of warrants granted is 1,500,000 and each warrant will entitle ESTM to purchase one common share of Current Technology at a price of US$0.30 up to May 31, 2005, subject to the following vesting provisions:

Number of CTG Unit Sales by April 30, 2005	Total Number of CTG Unit Sales by April 30, 2005	Incremental Warrants Vested	Total Warrants Vested
First 250	250	250,000	250,000
Next 250	500	250,000	500,000
Next 250	750	500,000	1,000,000
Next 250	1000	500,000	1,500,000

All unvested warrants will be cancelled on April 30, 2005.

The Company's CTG Techniques represents an exciting revenue producing opportunity in hair care for health, wellness and beauty industry professionals.  One prospective channel of distribution is the spa market.  An International Spa Association, 2002 Spa Industry Study, reports spa revenues for 2001 were $10.7 billion, more than double those of 1999, and that the number of spa locations has almost doubled in recent years with more than 9,600 currently compared to 5,600 in 2000.  This study also estimates that there were nearly 156 million spa

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

1.

MANAGEMENT DISCUSSION (continued)

visits in 2001.  Other distribution channels such as physicians and surgeons could also represent significant potential.

It is important to note that while the Company is directing its primary focus on the marketing and sale of CTG Techniques in the U.S., Current Technology also plans to obtain FDA approval for the medical uses of the ETG device, namely indications for androgenic alopecia and hair loss prevention for oncology patients.  This work is ongoing.  Appropriate information will be disseminated, as it is available.

ETG Marketing Program

Europe

ETG was launched in Greece on February 27, 2000 at a medical convention attended by approximately 50 physicians.  Today a total of nine ETGs are operating in prestigious Laserline Clinics in Athens, Thessaloniki and several other locations.  The Company's exclusive distributor is negotiating with prospective purchasers for further possible multi-unit sales.

Though a relatively small market, the first Cyprus location opened in Nicosia during September 1998.  A second ETG was shipped in May 2000 and discussions are underway about a possible third ETG device.

The London Trichology Centre in England operates an ETG.  The operator is not a distributor and has made no effort to expand.  Given the potential of the market the Company has elected to no longer continue to consider England as an active market until a distributor is in place.

Effective the first week of April, Universal Hair Clinic of Dublin, Ireland added ETG to its range of services.  The Universal Hair Clinic is celebrating its 40th anniversary and is the longest established clinic in Ireland.

Australasia

A medical doctor, the distributor in New Zealand has been instrumental in conducting research to expand the indications for ETG.  For example, a single center pilot trial to assess the efficacy of ETG in the prevention of hair loss in patients with breast cancer undergoing chemotherapy has been completed with encouraging results (see Clinical Trials Results).

In December 2002, three ETG treatment centers opened in Australia in the cities of Brisbane, Melbourne and Sydney.  The new Brisbane clinic is spearheaded by a long time client of the former Brisbane clinic (closed due to illness of the Australian distributor) in partnership with two medical doctors.  The Melbourne and Sydney centers are located in The Well Being Clinics in those cities.  Principals of The Well Being Clinics are physicians and other integrative medical

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

1.

MANAGEMENT DISCUSSION (continued)

practitioners with expertise in the treatment of hair loss.  The former Australian distributor has sold his remaining seven ETG devices to the Company.

The Americas

The Company has no distributor in Canada.  Two ETG devices are presently operating in greater Vancouver and one in Calgary, Alberta.  In March, a Toronto physician and his business partner purchased an ETG for use in the Antech Hair Clinic located in the business district of Toronto.

In spite of the considerable economic difficulties in Argentina and Chile, more than ten ETG devices are operating in these markets.  Where possible the Company assists in the continuing stabilization of these ETG centers, so that potential for future prosperity is preserved.  Mexico too has faced difficult circumstances in recent years resulting from political and economic uncertainty.  The Company's exclusive distributor there continues to work diligently.  Certain ETG devices have been redeployed and the Company has purchased idle ETGs.  Looking ahead to better economic conditions, the Mexican Distributor is planning for additional ETG centers.

Note:  See the foregoing section CTG Marketing Program for information on the United States.

Middle East

Employing the services of an agent in Europe, the Company shipped an ETG to the Kuwait City Hospital, Kuwait in June 2000.

Market Testing

In June of 2002, a multi-national medical device company ordered ETG devices with the intention of using them for market testing and evaluating.  In March, the subject company informed Current Technology that this market testing is still ongoing and, that as a result, they are not yet ready to place further orders.  At the time of the original order the multi-national advised that on completion of a successful evaluation they anticipated placing orders for significant numbers no later than the first quarter of 2003.  The delay in completing their market testing is entirely due to restructuring within the multi-national.  Current Technology has not yet been informed of the finalization date, but has been assured that the multi-national's assessment is ongoing.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

1.

MANAGEMENT DISCUSSION (continued)

Geographic Summary

ETG treatments centers are presently operating in the following countries:

Europe
Ireland
Cyprus
Greece
Australasia
New Zealand
Australia
The Americas
Canada
Mexico
Argentina
Chile
Middle East
Kuwait

Clinical Trial Results

On June 12, 2002 the Company announced Psycho-Oncology's - a peer-reviewed medical journal - publication (May/June 11:244-248 2002) of the results of a pilot research study that examined whether ETG could prevent or reduce hair loss in women with breast cancer undergoing CMF chemotherapy. Psycho-Oncology is a leading journal of the psychological, social, and behavioral dimensions of cancer. Twelve of the 13 female patients in this pilot study had good hair retention during chemotherapy and at the end of the study. The results also suggested that ETG treatment had a positive impact on quality of life. There were no reported side effects attributable to ETG. This study shows encouraging results in an area where no other appropriate treatment is currently available.

Hair loss or alopecia is often viewed as the most traumatic side effect of chemotherapy treatment for cancer patients. In fact, some women with breast cancer perceive the loss of their hair as more difficult to cope with than the loss of a breast because it is such as visible loss. The findings of a 1998 breast cancer patient study (Cancer Practice, Vol. 6, No. 1) indicate that over 90% of the women surveyed considered hair loss to be one of the most troublesome side effects of cancer treatment. Based on this fear, many medical practitioners believe their female cancer patients may be selecting other, often less effective, treatment options for their disease.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

1.

MANAGEMENT DISCUSSION (continued)

Conducted at St. Mark's Breast Centre in Auckland, New Zealand, this study followed 13 chemotherapy patients undergoing concurrent ETG treatment. Twelve of the 13 women in this study had good hair retention compared to historical data. All of the women received two ETG treatments weekly. Quantitative hair loss was measured by photographic assessment and manual hair count. No side effects attributable to ETG were reported.  The women in the study also participated in a quality of life assessment. They indicated that choosing to participate in this study allowed them to maintain some control over their lives at a time when they felt control had been taken away. As a result, they reported feeling more confident about having to undergo CMF chemotherapy, provided the ETG treatment accompanied it.

The expanded clinical indication may enhance ETGs reputation; it may assist the FDA approval process; and may lead to additional sales opportunities.  The published report can be viewed on the ETG website:  www.etgtreatment.com.

Medical and Scientific Advisory Board/Health Regulatory

The Company has made important additions to its medical and scientific advisory board:  Douglas Beder, Ph.D., Professor Emeritus, Department of Physics & Astronomy, University of British Columbia; and Arthur Pilla, Ph.D., Professor of Orthopedics at Mount Sinai's School of Medicine in New York.  The medical and scientific advisory board now consists of five members including Richard L. DeVillez, M.D. (Chairman), W. Stuart Maddin, M.D., and Jason Rivers, M.D.

In addition to its medical and scientific advisory board, the Company has retained regulatory consultant, Judi Weissinger, Ph.D., to assist with the introduction of CTG and its ETG application to the FDA.  Dr. Weissinger is president of Weissinger Solutions, Inc (WSI).  Prior to founding WSI, she held a number of senior positions at the Food and Drug Administration, including those of Head of Pharmacology/Toxicology at the Center for Drug Evaluation and Research, and Acting Deputy Director of the Office of Science and Technology in the Center for Devices and Radiological Health. While at the FDA, Dr. Weissinger was involved in the interpretation and implementation of the new device regulation revisions. Dr. Weissinger earned a B.Sc. in Chemistry/Chemical Engineering from the University of Iowa and a Ph.D. in Medical Science/Pharmacology from the University of New Mexico.

"I have served over 100 satisfied clients in the last six years," says Dr. Weissinger. "All regulatory requests for marketing and advisory committee presentations developed and coordinated by WSI have been successful."

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

1.

MANAGEMENT DISCUSSION (continued)

Intellectual Property

The German Patent and Trademark Office in December notified that it issued German Patent No.  P43 97 604.2 for the Company's electrotherapeutic hair regrowth methodology and apparatus.  This patent protects the ETG technology for 11 years in Germany.  The Company now owns a total of five United States patents in addition to the many patents issued and pending in numerous countries around the world.  The patents protect the ETG methodology, technology, and the design.

Certification

This March, KEMA-Registered Quality, Inc. has issued the following press release:

"KEMA-Registered Quality, Inc. is pleased to announce the Certification of Current Technology Corporation, Suite 530, 800 West Pender Street, Vancouver, British Columbia, Canada to ISO 13488:1996, ISO 9002:1994, and EN 46002:1996.

Current Technology Corporation has joined an elite group of companies who provide proof of compliance to the internationally accepted ISO 9000 Quality Standards", states KEMA.

"Governments, the global trading community, and quality-conscious clients are increasingly demanding evidence of a functioning Quality Management System from suppliers.  Certification of Current Technology Corporation to the ISO 13488:1996, ISO 9002:1994, and EN 46002:1996 Standards is a clear declaration of a comprehensive and well functioning Quality Management System within Current Technology Corporation.

KEMA is a testing and certification company headquartered in Arnhem, The Netherlands.   KEMA provides ISO 9000, QS 9000, TL 9000, AS 9000, AS 9100 and ISO 14001 registration services, product testing services and CE Mark compliance services as a Notified Body for the European Economic Community."

2.

DESCRIPTION OF BUSINESS

Current Technology Corporation is the developer of electrotherapeutic products.  Specifically they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG Techniques) and collectively TrichoGenesis.  The Company owns patents relating to the technology, methodology and design of its TrichoGenesis products.

ETG is a therapeutic approach to androgenetic alopecia or common baldness, in suitable candidates both male and female.  ETG has also been shown to be effective in preventing or

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

2.

DESCRIPTION OF BUSINESS (continued)

reducing hair loss in women undergoing CMF chemotherapy treatments.  The Company's ETG device is presently available at treatment centers in ten countries around the world.

CTG Techniques is a unit that represents a breakthrough product for improving the appearance of thinning hair.  This product was developed specifically for the United States marketplace.  Sales initiatives in the United States commenced at the end of the first quarter 2003.

The Company continues to be engaged in ongoing research to expand the indications of its TrichoGenesis products.

3.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Statement of Loss and Deficit

During fiscal 2002, revenue increased by approximately $47,000 over fiscal 2001, but was still significantly less (76%) than 2000.  This resulted from the Company's decision to focus its limited financial resources on entering the market in the United States, rather than on sales in other parts of the world.

During fiscal 2002, expenses increased $372,297 over fiscal 2001 and were $296,529 higher than fiscal 2000.  The increased expenses were related primarily to the addition of three new expense categories:  public relations - $93,037;  regulatory - health - $225,460;  and stock based compensation - $61,178.  In addition, interest expense increased from $3,997 in 2001 to $29,412 in 2002, as a result of payment of $23,736 in interest on accrued salary paid to a director.  Interest on convertible promissory note and long-term debt increased from $35,682 to $60,744 as a result of an increase in long-term debt of approximately $405,000.  Legal, accounting and filing increased by $29,966.  Tests and studies increased by $29,549 and travel by $11,044, reflecting increased levels of activity.  In addition to the foregoing, reductions in investor relations and consulting expenditures and modest variations in other expense categories resulted in a net increase in expenses of the aforementioned $372,297.

The increase in legal, accounting and filing fees resulted from an increased level of focus on regulatory and intellectual property issues and some additional expenditures relating to the appointment of new auditors for fiscal 2001, which resulted in additional work in 2002.  General corporate and securities work increased as a result of changing regulations in both Canada and the United States and an increased level of financing activity.  The public relations effort is focused on raising brand awareness and the introduction of CTG to the U.S. marketplace Regulatory - health related to the health regulatory process in the United States and ultimate introduction of CTG therein.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

3.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION (continued)

Balance Sheet

The decrease in assets of $389,627 from fiscal 2001 to fiscal 2002 is due primarily to the absence of subscriptions receivable in 2002, in 2001 these were $435,631.   The effect of this is most apparent in the change in net working capital from a positive $4,103 in 2001 to a negative $260,594 in 2002.  Increase in total debt of $281,463 is represented by a decrease in accounts payable of $124,130; a new long term note of $360,502; and an increase of convertible promissory notes of $45,091.  The increase in shareholders' deficiency of $671,090 resulted primarily from a decrease in subscription liabilities ($644,191) and the net loss of $1,236,346 in fiscal 2002.

Related Party Transactions

During the year ended December 31, 2002, the Company paid or accrued:

a)

Salaries and benefits of $477,594 to officers and directors of the Company.  Of this amount $293,623 relates to 2002, while the remainder relates to salary owed to an officer and director of the Company for the years 2000 and 2001.

b)

Interest of $23,736 to a director of the Company.

c)

Accounts payable includes 2001 salary payable to an officer and director of the Company in the amount of $47,282.

Investor Relations

In December 2000 the Company entered into a financial public relations consulting agreement with Polestar Communications, Inc. of Florida.  The agreement was for a term of one year until December 31, 2001.  Consideration of US$66,000, was paid through the issuance of 2,000,000 common shares in the capital of the Company.  Polestar has agreed to continue to provide investor relations services to the Company until December 15, 2002 for no additional consideration.

Legal Proceedings

There are no legal proceedings against the Company.

4.

SUBSEQUENT EVENTS

Subsequent to the year end, the Company agreed to settle $74,925.97 of debt for 162,684 units.  Each unit consists of one share and one warrant.  Each warrant entitles the holder to purchase one additional common share at US$0.55 up to May 15, 2007.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

4.

SUBSEQUENT EVENTS (continued)

Subsequent to the year end, the Company agreed to issue 400,000 units.  Each unit consists of one share and one warrant.  Each warrant entitles the holder to purchase one additional common share at US$0.55 up to May 15, 2007.

Subsequent to the year end, the Company agreed to issue 200,000 warrants.  Each warrant entitles the holder to purchase one common share at US$0.30 per share up to and including April 30, 2006.

Subsequent to the year end the Company agreed to issue to ESTM (see Management Discussion) 1,500,000 warrants.  Each warrant entitles ESTM to purchase one common share of Current Technology at a price of US$0.30 up to May 31, 2005, subject to the following vesting provisions:

Number of CTG Unit Sales by April 30, 2005	Total Number of CTG Unit Sales by April 30, 2005	Incremental Warrants Vested	Total Warrants Vested
First 250	250	250,000	250,000
Next 250	500	250,000	500,000
Next 250	750	500,000	1,000,000
Next 250	1000	500,000	1,500,000

All unvested warrants will be cancelled on April 30, 2005.

Subsequent to the year end, the Company issued 75,000 shares upon the exercise of options for total proceeds of US$3,750.

5.

FINANCINGS

Debt Financings

Convertible Promissory Notes

As at December 31, 2002, the Company had two convertible promissory notes outstanding.  No additional principal advances were received under either convertible promissory note during fiscal 2002.

Promissory Note

A total of $360,502 was received during fiscal 2002 under the promissory note from a lender who owns over 17% of the Company.  This note bears interest at 10% per annum.  Principal and interest are payable on January 2, 2004.  This note is secured by a general security agreement

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

December 31, 2002

5.

FINANCINGS (continued)

under which the Company has granted a security interest over all Company's assets, including all intellectual property but subordinate to one of the convertible promissory notes referred to above  (see note 5 of Schedule A).

Equity Financings

Warrants Exercised

During the year ended December 31, 2002 1,850,000 warrants were exercised allowing the holders of the warrants to purchase 1,850,000 shares at prices of US$0.04 (as to 1,650,000 shares) and US$0.15 (as to 200,000 shares).

Units

During the year ended December 31, 2002 the Company issued 666,667 units at US$0.30 per unit.  In addition, the Company agreed to issue 153,333 units, also at US$0.30 per unit.  Each unit consists of one common share and one common share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at US$0.55 up to and including May 15, 2007.

6.

LIQUIDITY AND SOLVENCY

Working Capital

The Company had net positive working capital of $4,103 on December 31, 2001 as compared to a working capital deficiency of $260,594 on December 31, 2002.  This change occurred primarily because of:

a)

a decrease of subscription receivable from $435,631 in 2001 to nil in 2002; and

b)

a decrease in trade and other accounts payable from $518,965 in 2001 to $394,835 in 2002.

Going Concern

The Company has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $31,691,278 at December 31, 2002.  Therefore the Company's ability to realize its assets and discharge its liabilities in the normal course of business is in question.  Accordingly, in order to carry on its operations, the Company is dependent on attaining profitable operations and/or obtaining additional financing and/or selling assets.

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF CURRENT TECHNOLOGY CORPORATION/LA TECHNOLOGIE AU COURANT INC. (the "Company")

TO BE HELD AT Simon Fraser University at Harbour Centre, Room 2050, 515 West Hastings Street, Vancouver, British Columbia

ON Friday, June 27, 2003, at 2:00 PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints,

Anne Kramer, the President and a director of the Company, or failing this person, Robert Kramer, the Secretary and a Director of the Company, or in the place of the foregoing,
______________________________
as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company an d at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:  ______________________________________________

Please Print Name: _________________________________________

Date: _____________________________________________________

Number of Shares
Represented by Proxy: _______________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, all previously submitted proxies.

To be represented at the Meeting, this proxy form must be received at the office of COMPUTERSHARE TRUST COMPANY OF CANADA by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of COMPUTERSHARE TRUST COMPANY is Proxy Dept. 100 University Avenue, Toronto, Ontario M5J 2Y1 or by fax within North America at 1-866-249-7775 or outside North America at 416-263-9524.

Current Technology Corporation

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annual to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request.  If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada

100 University Avenue

9th Floor

Toronto, ON

M5J 2Y1

NAME: (please print) __________________________________________________

ADDRESS: __________________________________________________________

POSTAL CODE:

___________________________

I confirm that I am the REGISTERED or BENEFICIAL owner of ______________________ shares of the Corporation.

                                                                                                                                                            (Common)

SIGNATURE OF

SHAREHOLDER:

______________________________________DATE:____________

CUSIP:                                                    23130E 10 4

SCRIP COMPANY CODE:                CRTQ

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Current Technology Corporation

(Registrant)

By: "Robert Kramer"

(Signature)

Robert Kramer, CFO

Date: May 28, 2003